SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

August 18, 2011

Commission File Number	Translation of registrant's name into English; Address of principal executive offices
BHP Billiton Limited (ABN 49 004 028 077) 180 LONSDALE STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA
-	BHP Billiton Plc (REG. NO. 3196209) NEATHOUSE PLACE, VICTORIA, LONDON, UNITED KINGDOM

Indicate by check mark whether the registrant files or will

file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.

Yes            No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

NEWS RELEASE

Release Time:
IMMEDIATE

Date:
18 August 2011

Number:
24/11

EXPANSION OF CERREJON COAL

BHP Billiton today announced approval of a US$437 million (BHP Billiton share) investment to expand the Cerrejon Coal mine in La Guajira, Colombia.

BHP Billiton’s investment represents one third of the US$1,311 million expansion to be undertaken by Cerrejon Coal, with joint venture partners Anglo American and Xstrata contributing equal investment in the project.

The expansion, known as the P40 Project, will enable Cerrejon Coal’s saleable thermal coal production to increase by 8 million tonnes per annum (mtpa) to approximately 40mtpa.

Construction will commence in the 2011 calendar year with completion expected in the 2013 calendar year. Ramp up to expanded capacity of 40mtpa is expected by the end of the 2015 calendar year.

The expansion project will see BHP Billiton’s estimated share of production and sales from this long life, tier 1 asset increase from 10.7mtpa to 13.3mtpa.

BHP Billiton Energy Coal President, Jimmy Wilson, said: “Today’s announcement highlights our commitment to invest in growth throughout the cycle and to continue to produce at maximum volumes to take advantage of the strong demand for energy coal.”

The project scope includes a second berth and dual quadrant shiploader at Cerrejon’s 100 percent owned and operated Puerto Bolivar, along with necessary mine, rail and associated supply chain infrastructure.

BHP Billiton owns 33.3 percent of Cerrejon Coal in equal portion with joint venture partners Anglo American and Xstrata.

Further information on BHP Billiton can be found at: www.bhpbilliton.com

Media Relations

Australia

Samantha Stevens
Tel: +61 3 9609 2898 Mobile: +61 400 693 915
email: Samantha.Stevens@bhpbilliton.com

Kelly Quirke
Tel: +61 3 9609 2896 Mobile: +61 429 966 312
email: Kelly.Quirke@bhpbilliton.com

Fiona Martin
Tel: +61 3 9609 2211 Mobile: +61 427 777 908
email: Fiona.Martin2@bhpbilliton.com
United Kingdom and Americas

Ruban Yogarajah
Tel: US +1 713 966 2907 or UK +44 20 7802 4033
Mobile: UK +44 7827 082 022
email: Ruban.Yogarajah@bhpbilliton.com

Investor Relations

Australia

Andrew Gunn
Tel: +61 3 9609 3575 Mobile: +61 439 558 454
email: Andrew.Gunn@bhpbilliton.com

United Kingdom and South Africa

Brendan Harris
Tel: +44 20 7802 4131 Mobile: +44 7990 527 726
email: Brendan.Harris@bhpbilliton.com

Americas

Scott Espenshade
Tel: +1 713 599 6431   Mobile: +1 713 208 8565
email: Scott.Espenshade@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077
Registered in Australia
Registered Office: 180 Lonsdale Street
Melbourne Victoria 3000 Australia
Tel +61 1300 55 4757 Fax +61 3 9609 3015

BHP Billiton Plc Registration number 3196209
Registered in England and Wales
Registered Office: Neathouse Place
London SW1V 1BH United Kingdom
Tel +44 20 7802 4000 Fax +44 20 7802 4111

Members of the BHP Billiton Group which is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited (ABN 49 004 028 077) BHP Billiton Plc (REG. No. 3196209)
Date : August 18, 2011	By:	/s/ Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary